FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC
ISSUANCE OF PERPETUAL SUBORDINATED CONTINGENT CONVERTIBLE SECURITIES

HSBC Holdings plc (the "Company") intends to issue SGD 750,000,000 5.00% Perpetual Subordinated Contingent Convertible Securities (Callable 24 September 2023 and every 5 years thereafter) (ISINXS1882693036) (the "Securities") on 24 September 2018 (the "Issue Date").

Application will be made for the Securities to be listed on the Global Exchange Market of the Irish Stock Exchange plc trading as Euronext Dublin ("Euronext Dublin"). The denomination of the Securities will be SGD 250,000 and integral multiples of SGD 250,000. The Securities will be subject to the terms and conditions set out in the offering memorandum dated 6 March 2018 relating to the Company's USD 50,000,000,000 Programme for Issuance of Perpetual Subordinated Contingent Capital Securities and the supplements thereto dated 9 May 2018 and 8 August 2018 (together the "Offering Memorandum").

Subscription

Placing agents

The Hongkong and Shanghai Banking Corporation Limited, Singapore Branch (the "Lead Manager");

DBS Bank Ltd. and United Overseas Bank Limited
(the "Joint Lead Managers"); and

Industrial and Commercial Bank of China Limited, Singapore Branch and Maybank Kim Eng Securities Pte. Ltd. (the "Co-Managers" and together with the Lead Manager and the Joint Lead Managers, the "Managers" and each a "Manager").

Subscription Agreement

The Company and the Managers have entered into a Subscription Agreement dated 20 September 2018 (the "Issue Agreement Date") in relation to the Securities (the "Subscription Agreement"). Pursuant to the Subscription Agreement and the Dealer Agreement dated 6 March 2018 between the Company and the Lead Manager (to which the other Managers are subject pursuant to the Subscription Agreement) (the "Dealer Agreement") and subject to fulfilment of the conditions set out below, the Managers have agreed jointly and severally to subscribe and pay for, or to procure subscribers to subscribe and pay for, the Securities to be issued by the Company on 24 September 2018 (the "Issue Date") in an aggregate principal amount of up to SGD 750,000,000.

Conditions precedent to the subscription

The Managers' obligations to subscribe and pay for the Securities are subject to the satisfaction of a number of conditions, including:

(a)  the truth and correctness of certain representations and warranties of the Company contained in the Dealer Agreement on the Issue Agreement Date and on the Issue Date;

(b)  there not having been any significant new factor, material mistake or inaccuracy relating to the information contained in the Offering Memorandum, information in respect of which would have been required to have been included in the Offering Memorandum had such matter arisen prior to the date of the Offering Memorandum and which is material in the context of the issue of the Securities;

(c)  there having been, since the Issue Agreement Date, in the opinion of the Manager, no such change in national or international financial, political or economic conditions or currency exchange rates as would, in its view, be likely to prejudice materially the placement, distribution or sale of the Securities or dealings in the Securities in the secondary market; and

(d)  the Securities being admitted to listing on the Official List of Euronext Dublin and trading on its Global Exchange Market, subject only to the issue of the Securities, on or before the Issue Date.

Such conditions may be waived in whole or in part by any Manager (except for the Company's representation that the aggregate principal amount of the Securities issued under the Programme will not exceed USD 50,000,000,000 (or such greater amount as may be permitted by the terms of the Dealer Agreement)).

Subscribers

The Company intends to offer and sell the Securities to no less than six independent placees (who will be independent individual, corporate and/or institutional investors).  To the best of the Directors' knowledge, information and belief, save as disclosed in the immediately following sentence, each of the placees (and their respective ultimate beneficial owners) will be third parties independent of the Company and are not connected with the Company and its connected persons (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "SEHK") (the "Hong Kong Listing Rules")). Pursuant to a waiver granted by the SEHK from strict compliance with certain requirements of the Hong Kong Listing Rules (which waiver is described in an announcement by the Company dated 10 January 2017 and which is available on the Company's website), the Lead Manager may hold Securities from time to time for the purposes of market-making transactions.

Principal terms of the Securities

The principal terms of the Securities are summarised as follows:

Issuer	The Company

Principal amount	SGD 750,000,000

Maturity date	Perpetual

Issue price	100% of the aggregate principal amount

Interest	Initially 5.00% per annum. On each Resettable Security Reset Date, the interest payable in respect of the Securities will be reset by reference to a mid-market swap rate and a spread of 266.5 bps.

Resettable Security Reset Dates	24 September 2023 and at 5 yearly intervals thereafter.

Interest payment dates	24 September and 24 March in each year commencing on 24 March 2019.

Cancellation of interest payments
On any date for payment of interest, the Company may at its discretion, and in some circumstances will, cancel any payments of interest which would otherwise have been due on such date. Any interest so cancelled will not be due and will not accrue.

Conversion
If the Company, the United Kingdom Prudential Regulation Authority or other entity primarily responsible for the prudential supervision of the Company, or its agent appointed for such purpose, determines that a Capital Adequacy Trigger has occurred, the Securities will be converted into ordinary shares of the Company ("Ordinary Shares") at the relevant conversion price on a date falling not more than one month from the determination that a Capital Adequacy Trigger has occurred.

Capital Adequacy Trigger
"Capital Adequacy Trigger" means at any time that the Company's Common Equity Tier 1 Capital Ratio (on a consolidated basis and without applying the transitional provisions set out in Part Ten of the CRD IV Regulation) is below 7.00%.

For these purposes:

"Applicable Rules" means, at any time, the laws, regulations, requirements, guidelines and policies relating to capital adequacy (including, without limitation, as to leverage) then in effect in the United Kingdom (whether or not such requirements, guidelines or policies are applied generally or specifically to the Company and/or any member of its group);

"CET1 Capital" means, as at any date, the sum, expressed in U.S. Dollars of all amounts that constitute Common Equity Tier 1 Capital of the Company together with its consolidated subsidiaries (the "HSBC Group") as at such date, less any deductions from Common Equity Tier 1 Capital (as defined in the Applicable Rules as interpreted and applied in accordance with the Applicable Rules or by the United Kingdom Prudential Regulation Authority) of the HSBC Group required to be made as of such date, in each case as calculated by the Company on a consolidated basis and without applying the transitional provisions set out in Part Ten of the CRD IV Regulation (or in any successor provisions thereto or any equivalent provisions of the Applicable Rules which replace or supersede such provisions), in accordance with the Applicable Rules as at such date;

"Common Equity Tier 1 Capital Ratio" means, as at any date, the ratio of the CET1 Capital as at such date to the Risk Weighted Assets as at the same date, expressed as a percentage and on the basis that all measures used in such calculation shall be calculated without applying the transitional provisions set out in Part Ten of the CRD IV Regulation (or in any successor provisions thereto or any equivalent provisions of the Applicable Rules which replace or supersede such provisions);

"CRD IV" means Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, as amended, supplemented or replaced from time to time (the "CRD IV Directive") and Regulation (EU) No.  575/2013 on prudential requirements for credit institutions and investment firms of the European Parliament and of the Council of 26 June 2013, as amended, supplemented or replaced from time to time (the "CRD IV Regulation"); and

"Risk Weighted Assets" means, as of any date, the aggregate amount, expressed in U.S. Dollars, of the risk weighted assets of the Group as of such date, as calculated by the Company on a consolidated basis and without applying the transitional provisions set out in Part Ten of the CRD IV Regulation (or in any successor provisions thereto or any equivalent provisions of the Applicable Rules which replace or supersede such provisions), in accordance with the Applicable Rules.

Conversion price
The conversion price per Ordinary Share for the Securities is SGD 4.86068. Therefore, assuming that there is no adjustment to the conversion price, the maximum number of Ordinary Shares which may be issued upon conversion of the Securities is 154,299,398.

Adjustments to the conversion price
The conversion price will be adjusted upon the occurrence of the following events: (i) a consolidation, reclassification, redesignation or subdivision of the Ordinary Shares, (ii) an issuance of Ordinary Shares in certain circumstances by way of capitalisation of profits or reserves, (iii) an extraordinary dividend or (iv) an issue of Ordinary Shares to shareholders as a class by way of rights, in each case only in the situations and to the extent provided in the Offering Memorandum. There is no requirement that there should be an adjustment for every corporate or other event that may affect the value of the Ordinary Shares.

Conversion Shares Offer
If a Capital Adequacy Trigger occurs despite recovery actions having been taken, the Company may, at its discretion, give existing shareholders of the Company the opportunity to purchase the Ordinary Shares issued on conversion or exchange of any of the Securities on a pro rata basis, where practicable and subject to applicable laws and regulations. This would be at a price of GBP 2.70 (which is the conversion price translated into GBP at an exchange rate ofGBP 1.00 = SGD 1.80025).

Ranking of conversion shares	The Ordinary Shares to be issued upon conversion of the Securities will rank pari passu in all respects with the Ordinary Shares then in issue on the relevant conversion date.

Redemption at the option of the Company
The Securities may be redeemed in whole (but not in part) at the option of the Company on any Resettable Security Reset Date at a redemption price equal to100% of the principal amount plus any accrued, unpaid and not cancelled interest to (but excluding) the date of redemption.

Redemption for taxation reasons
The Securities may be redeemed in whole (but not in part) at the option of the Company upon the occurrence of certain events relating to taxation listed in Condition 6(b) of the terms and conditions of the Securities, at a redemption price equal to 100% of the principal amount plus any accrued, unpaid and not cancelled interest to (but excluding) the date of redemption.

Redemption upon Capital Disqualification Event
The Securities may be redeemed in whole (but not in part) at the option of the Company if a Capital Disqualification Event occurs at a redemption price equal to 100% of the principal amount plus any accrued, unpaid and not cancelled interest to (but excluding) the date of redemption.

Capital Disqualification Event
A Capital Disqualification Event occurs if the Company determines at any time after the Issue Date, that there is a change in the regulatory classification of the Securities that results in or will result in:
(1)        their exclusion in whole or in part from the regulatory capital of the HSBC Group; or
(2)        reclassification in whole or in part as a form of regulatory capital of the HSBC Group that is lower than Additional Tier 1 Capital (which term has the meaning given to it by the United Kingdom Prudential Regulation Authority or other entity primarily responsible for the prudential supervision of the Company).

Condition to payments	Payments of interest or redemption amounts in respect of the Securities are subject to the Company remaining solvent after having made such payment.

Covenants
Whilst any Security remains outstanding, the Company shall (if and to the extent permitted by the Applicable Rules from time to time and only to the extent that such covenant would not cause a Capital Disqualification Event to occur), save with the approval of an extraordinary resolution of holders of the Securities:

(1)        not make any issue, grant or distribution or take or omit to take any other action if the effect thereof would be that, on conversion, Ordinary Shares could not be legally issued as fully paid;
(2)        use all reasonable endeavours to ensure that the Ordinary Shares issued upon conversion are listed on the London Stock Exchange (or if the Ordinary Shares are no longer listed on the London Stock Exchange at the time of conversion, the principal stock exchange or securities market on which the Ordinary Shares are then listed);
(3)        at all times keep available for issue, free from pre-emptive or other preferential rights, sufficient Ordinary Shares to enable conversion of the Securities to be satisfied in full;
(4)        use all reasonable endeavours to appoint any agents or advisers that it is required to appoint under the terms and conditions applicable to the Securities.

Transfers after Suspension Date:
Transfers of beneficial interests in the Securities where such Securities are represented by a global registered security will not be registered by the clearing systems after the date specified as the "Suspension Date' in a notice given by the Company to holders of Securities after the occurrence of a Capital Adequacy Trigger.

Form	The Securities will be represented by a global registered security which is exchangeable for definitive registered securities in the limited circumstances specified in such global registered security.

Status	The Securities will constitute direct, unsecured and subordinated obligations of the Company, ranking equally without any preference among themselves.

Listing
Application will be made to admit the Securities to listing on the Official List of the Irish Stock Exchange and to trading on the Global Exchange Market of the Irish Stock Exchange on or around the Issue Date. No assurance can be given as to whether or not, or when, such application will be granted.

Waiver granted by the SEHK and specific mandate for the issuance of the Securities

The Company announced on 5 March 2018 that it had applied for, and the SEHK had granted, a waiver from strict compliance with the requirements of Rule 13.36(1) of the Hong Kong Listing Rules pursuant to which the Company was permitted to seek (and, if approved, utilise) an authority (the "2018 Mandate") to issue contingent convertible securities ("CCSs") (and to allot Ordinary Shares into which they may be converted or exchanged) in excess of the limit of the general mandate of 20% of the Company's issued share capital.

At the 2018 annual general meeting of the Company held on 20 April 2018, the shareholders of the Company approved the 2018 Mandate allowing the Company to allot Ordinary Shares or grant rights to subscribe for, or to convert any security into, Ordinary Shares in connection with the issue of CCSs up to an aggregate nominal amount of USD 1,999,610,418, equivalent to approximately 20% of the Company's issued ordinary share capital as at 20 February 2018 without first offering them to existing shareholders. The 2018 Mandate is effective until the Company's annual general meeting in 2019 or the close of business on 30 June 2019, whichever is the earlier, and is in addition to any general mandate granted by the shareholders at any annual general meeting of the Company to allot Ordinary Shares (for example, in the 2018 annual general meeting, the Company sought, and received from shareholders, a separate authority to allot new Ordinary Shares (or rights to Ordinary Shares) of up to an aggregate nominal amount of USD 6,665,368,060, representing approximately two-thirds of the Company's issued ordinary share capital in total as at 20 February 2018, subject to certain limitations as described in the notice of the 2018 annual general meeting of the Company dated 7 March 2018). For further details, please refer to the notice of the 2018 annual general meeting of the Company dated 7 March 2018 and the announcement of the Company dated 20 April 2018 disclosing the poll results of such meeting.

As of the date of this announcement, the aggregate nominal amount of the Ordinary Shares which may be issued upon conversion of all the CCSs issued by the Company prior to the date of this announcement pursuant to and out of the 2018 Mandate (assuming there is no adjustment to the conversion price) is USD 1,999,610,418. Assuming that there is no adjustment to the conversion price for the Securities, the aggregate nominal amount of the Ordinary Shares which may be issued upon conversion of all the Securities is USD 77,149,699. Accordingly, the Securities are being issued pursuant to and out of the 2018 Mandate and the issuance of the Securities is not subject to approval by the shareholders of the Company.

Application for listing

If a Capital Adequacy Trigger Event occurs, and Ordinary Shares are issued pursuant to the conversion of the Securities, application will be made by the Company to (i) the UK Listing Authority and to the London Stock Exchange for the Ordinary Shares to be admitted to the Official List and to trading respectively, (ii) the SEHK for the listing of, and permission to deal in, the Ordinary Shares, and (iii) the New York, Paris and Bermuda stock exchanges for listing of the Ordinary Shares.

Reasons for the issuance of the Securities and use of proceeds

The Company intends to use the net proceeds from the sale of the Securities for general corporate purposes and to further strengthen the Company's capital base pursuant to requirements under CRD IV.

The aggregate gross proceeds from the issuance of the Securities are expected to be SGD 750,000,000. The net proceeds from the issuance of the Securities, after the deduction of commission, are expected to be SGD 742,500,000.

Fund raising activities in the past 12 months

The Company has not carried out any issue of equity securities during the 12 months immediately preceding the date of this announcement, save and except:

(1)      the issue of Ordinary Shares by the Company pursuant to the Scrip Dividend Scheme;

(2)      the Issuances of Ordinary Shares to Employees;

(3)      the issue of the USD 2,250,000,000 6.250% Perpetual Subordinated Contingent Convertible Securities as disclosed in the announcements of the Company dated 20 March 2018 and 23 March 2018, which are available on the Company's website. The proceeds for such securities were intended to be used for general corporate purposes and to further strengthen the Company's capital base pursuant to requirements under CRD IV, and they have been applied in full as intended; and

(4)      the issue of the USD 1,800,000,000 6.500% Perpetual Subordinated Contingent Convertible Securities as disclosed in the announcements of the Company dated 20 March 2018 and 23 March 2018, which are available on the Company's website. The proceeds for such securities were intended to be used for general corporate purposes and to further strengthen the Company's capital base pursuant to requirements under CRD IV, and they have been applied in full as intended.

For these purposes, "Scrip Dividend Scheme" means the scrip alternative scheme of the Company for shareholders of the Company to elect to receive dividends wholly or partly in the form of new fully-paid Ordinary Shares instead of in cash, and "Issuances of Ordinary Shares to Employees" means the issuances by the Company of Ordinary Shares to certain of its directors and employees pursuant to or in connection with the grant of share awards, share option schemes, or share saving schemes of the Company.

Effects on shareholding structure of the Company

In the event a Capital Adequacy Trigger occurs, assuming full conversion of the Securities at their initial conversion prices takes place, the Securities will be convertible into approximately 154,299,398 Ordinary Shares representing approximately 0.78% of the issued share capital of the Company as at the date of this announcement and approximately 0.77% of the issued share capital of the Company as enlarged by the issue of such conversion Ordinary Shares.

The conversion Ordinary Shares to be issued upon conversion of the Securities will rank pari passu in all respects with the Ordinary Shares then in issue on the relevant conversion date.
The following table summarises the potential effects on the shareholding structure of the Company as a result of the issuance of the Securities (by reference to the information on shareholdings as at 17 September 2018 (being the latest practicable date prior to the release of this announcement) and in each case assuming full conversion of the Securities:

	As of 17 September 2018		Assuming the Securities are fully converted into Ordinary Shares at the respective initial conversion prices
Name of Shareholders	Number of Ordinary Shares	% of total issued Ordinary Shares	Number of Ordinary Shares	% of the enlarged issued Ordinary Shares

Ping An Asset Management Co., Ltd. Note 1	1,253,254,972	6.29	1,253,254,972	6.25
BlackRock, Inc. Note 2	1,335,163,793	6.71	1,335,163,793	6.66
Subscribers of the Securities	0	0	154,299,398	0.77
Other public Shareholders	17,318,365,788	87.00	17,318,365,788	86.33
Total Issued Ordinary Shares	19,906,784,553	100	20,061,083,951	100NOTE 4

Note:

1.       Based on a disclosure of interest filing made by Ping An Asset Management Co., Ltd on 13 February 2018, as per the long position as at 9 February 2018.
2.       Based on a disclosure of interest filing made by BlackRock, Inc. on 22 August 2018, as per the long position as at 17 August 2018.
3.       The information in the above table is for illustrative purposes only, and it only shows the potential effects on the shareholding structure of the Company in connection with the Securities (but not any other securities issued or to be issued by the Company). The number of Ordinary Shares shown for holders of the Securities relates only to those Ordinary Shares that are or will be held by them as a result of their holding the Securities.
4.       Not an arithmetic aggregation due to rounding differences.

Enquiries:

Investor enquries to:

Greg Case (UK)                   Tel: +44 (0) 20 7992 3825
Hugh Pye (HK)                    Tel: +852 28224908

Media enquiries to:

Ankit Patel (UK)                Tel: +44 (0) 20 7991 9813
Vinh Tran (HK)                  Tel: +852 2822 4924

Disclaimers

The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe any such restrictions.

This announcement does not constitute an offer or an invitation to subscribe or purchase any of the Securities. No action has been taken in any jurisdiction to permit a public offering of the Securities where such action is required. The offer and sale of the Securities may be restricted by law in certain jurisdictions.

The Securities are not deposit liabilities of the Issuer and are not covered by the United Kingdom Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United Kingdom, the United States or any other jurisdiction.

The Securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. persons, as defined in Regulation S under the Securities Act, except pursuant to an exemption from or in a transaction not subject to the registration requirements under the Securities Act.

The Securities are complex financial instruments and are not a suitable or appropriate investment for all investors. In some jurisdictions, regulatory authorities have adopted or published laws, regulations or guidance with respect to the offer or sale of securities such as the Securities to retail investors. In particular, in June 2015, the United Kingdom Financial Conduct Authority (the "FCA") published the Product Intervention (Contingent Convertible Instruments and Mutual Society Shares) Instrument 2015, which took effect from 1 October 2015 (the "PI"). In addition, (i) on 1 January 2018, the provisions of Regulation (EU) No. 1286/2014 on key information documents for packaged and retail and insurance-based investment products (the "PRIIPs Regulation") became directly applicable in all EEA member states and (ii) the Markets in Financial Instruments Directive 2014/65/EU (as amended, "MiFID II") was required to be implemented in EEA member states by 3 January 2018. Together, the PI, the PRIIPs Regulation and MiFID II are referred to as the "Regulations".

The Regulations set out various obligations in relation to (i) the manufacturing and distribution of financial instruments and (ii) the offering, sale and distribution of packaged retail and insurance-based investment products and certain contingent write down or convertible securities, such as the Securities.

Potential investors should inform themselves of, and comply with, any applicable laws, regulations or regulatory guidance with respect to any resale of the Securities (or any beneficial interests therein), including the Regulations.

The Company and some or all of the Managers are required to comply with the Regulations. By purchasing, or making or accepting an offer to purchase (including by an indication of interest), any Securities (or a beneficial interest in such Securities) from the Company and/or the Managers, each prospective investor represents, warrants, agrees with and undertakes to the Company and each of the Managers that:

(1)           it is not a retail investor in the EEA;

(2)           it will not (A) sell, offer or recommend the Securities (or any beneficial interest therein) or otherwise make them available to retail investors in the EEA or (B) communicate (including the distribution of the Offering Memorandum) or approve an invitation or inducement to participate in, acquire or underwrite the Securities (or any beneficial interests therein) where that invitation or inducement is addressed to or disseminated in such a way that it is likely to be received by a retail investor in the EEA; and

(3)          it will at all times comply with all applicable laws, regulations and regulatory guidance (whether inside or outside the EEA) relating to the promotion, offering, distribution and/or sale of the Securities (or any beneficial interests therein), including (without limitation) any such applicable laws, regulations and regulatory guidance relating to determining the appropriateness and/or suitability of an investment in the Securities (or any beneficial interests therein) by investors in any relevant jurisdiction, having regard to the target market assessment for the Securities.

For these purposes, a "retail investor" means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the "IMD"), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II.

Where acting as agent on behalf of a disclosed or undisclosed client when purchasing, or making or accepting an offer to purchase, any Securities (or any beneficial interests therein) from the Company and/or the Managers the foregoing representations, warranties, agreements and undertakings will be given by and be binding upon both the agent and its underlying client.

The Securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area ("EEA"). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently no key information document required by the PRIIPs Regulation for offering or selling the Securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

For and on behalf of
HSBC Holdings plc
B J S Mathews
Group Company Secretary

Note to editors:

1. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 3,800 offices in 66 countries and territories in Europe, Asia, North and Latin America, and Middle East and North Africa. With assets of USD 2,607bn at 30 June 2018, HSBC is one of the world's largest banking and financial services organisations.

2. The Board of Directors of HSBC Holdings plc as at the date of this announcement is:
Mark Tucker*, John Flint, Kathleen Casey†, Laura Cha†, Henri de Castries†, Lord Evans of Weardale†, Irene Lee†, Iain Mackay, Heidi Miller†, Marc Moses, David Nish†, Jonathan Symonds†, Jackson Tai† and Pauline van der Meer Mohr†.

* Non-executive Group Chairman

† Independent non-executive Director

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 20 September 2018